UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: September 30, 2010
Commission file number 1-33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑             Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐             No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐             No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐             No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 9.01 Financial Statements and Exhibits
SIGNATURES
EX-23.1
EX-99.1
EX-99.2
EX-99.3

On April 14, 2010, Teekay Tankers Ltd. (or the Company) acquired from Teekay Corporation the Suezmax tankers the Yamuna Spirit and the Kaveri Spirit. On May 11, 2010, the Company acquired from Teekay Corporation the Aframax tanker the Helga Spirit. This Form 6-K is being filed to provide the financial statements described under Item 9.01 below.
Item 9.01 Financial Statements and Exhibits
(a)	Financial Statements of Businesses Acquired.
1.	The carve-out financial statements of Helga Spirit as of March 31, 2010 and for the three months ended March 31, 2010 and 2009 (unaudited) and as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 (audited) are filed as Exhibit 99.1 hereto and are incorporated by reference herein.

2.	The combined carve-out financial statements of Yamuna Spirit and Kaveri Spirit as of March 31, 2010 and for the three months ended March 31, 2010 and 2009 (unaudited) and as of December 31, 2009 and 2008, for the years ended December 31, 2009 and 2008, for the five months ended December 31, 2007, the two months ended July 31, 2007 and the five months ended May 31, 2007 (all audited) are filed as Exhibit 99.2 hereto and are incorporated by reference herein.
(b)	Pro Forma Financial Information.
1.	The unaudited pro forma financial statements of Teekay Tankers Ltd. for the years ended December 31, 2009, 2008 and 2007 are filed as Exhibit 99.3 hereto and are incorporated by reference herein.
(c)	Exhibits.

Exhibit
Number	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Carve-Out Financial Statements of Helga Spirit as of March 31, 2010 and for the three months ended March 31, 2010 and 2009 (unaudited) and as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 (audited)

99.2	Combined Carve-Out Financial Statements of Yamuna Spirit and Kaveri Spirit as of March 31, 2010 and for the three months ended March 31, 2010 and 2009 (unaudited) and as of December 31, 2009 and 2008, for the years ended December 31, 2009 and 2008, for the five months ended December 31, 2007, the two months ended July 31, 2007 and the five months ended May 31, 2007 (all audited)

99.3	Unaudited Pro Forma Combined Financial Statements of Teekay Tankers Ltd. for the years ended December 31, 2009, 2008 and 2007.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: September 30, 2010	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)